UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: September 2020

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Notice of the Convertibility Commencement Date, Initial Make-Whole Table and Related Information

Maxeon Solar Technologies, Ltd. (the “Company”) is filing this report on Form 6-K to provide notice to holders of the Company’s 6.50% Green Convertible Senior Notes due 2025 (CUSIP No. 57779B AA2*) (the “Notes”) pursuant to Section 5.11 of the Indenture, dated as of July 17, 2020 (the “Indenture”), by and between the Company and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Indenture.

In accordance with the Indenture, the Company is required to deliver to noteholders a notice including the information contained in this Form 6-K under the heading “Notice of the Convertibility Commencement Date, Initial Make-Whole Table and Related Information.” This Form 6-K is being filed to give notice to noteholders solely for the purpose of providing the Convertibility Commencement Date, the Initial Conversion Rate, the initial Conversion Price, the initial Maximum Conversion Rate and the initial Make-Whole Table pursuant to Section 5.11 of the Indenture. The convertibility of the Notes remains subject to the conditions set forth in Section 5.01 of the Indenture, and this Form 6-K should not be construed as constituting notice that such conditions have been satisfied.

Noteholders are hereby notified of the following:

•	the Convertibility Commencement Date will occur on October 1, 2020;

•	the Initial Conversion Rate is 54.9611 Ordinary Shares per $1,000 principal amount of Notes;

•	the initial Conversion Price as of the date hereof is approximately $18.19 per Ordinary Share; and

•	the initial Maximum Conversion Rate as of the date hereof is 63.2052 Ordinary Shares per $1,000 principal amount of Notes.

Additionally, the following table is the initial Make-Whole Table, calculated and populated in accordance with Section 5.07(B) of the Indenture.

Make-Whole Event Effective Date	Share Price
	$15.82	$16.61	$17.40	$18.19	$18.99	$20.57	$22.15	$23.65	$27.69	$31.64	$47.46	$63.29	$79.11	$94.93	$110.75	$126.57
July 17, 2020	8.2441	8.2441	7.9643	7.4430	6.9414	6.1334	5.4620	4.9244	3.7868	3.0152	1.3567	0.6445	0.2948	0.1097	0.0179	0.0007
July 15, 2021	8.2441	8.2441	7.7718	7.2330	6.7192	5.8996	5.2272	4.6952	3.5856	2.8464	1.2809	0.6104	0.2799	0.1047	0.0179	0.0007
July 15, 2022	8.2441	8.1090	7.4540	6.8806	6.3427	5.4985	4.8223	4.2981	3.2364	2.5531	1.1488	0.5509	0.2532	0.0938	0.0147	0.0007
July 15, 2023	8.2441	7.7008	6.9459	6.3000	5.7113	4.8131	4.1247	3.6135	2.6376	2.0544	0.9284	0.4518	0.2091	0.0755	0.0084	0.0007
July 15, 2024	8.2441	7.0259	6.0402	5.2308	4.5327	3.5312	2.8389	2.3755	1.6099	1.2304	0.5744	0.2886	0.1372	0.0512	0.0081	0.0007
July 15, 2025	8.2441	5.2436	2.5102	0.0142	—	—	0.0001	0.0072	—	0.0051	0.0051	—	—	—	0.0001	0.0007

* The CUSIP Number has been assigned to this issue by the CUSIP Service Bureau and is included solely for the convenience of the holders of the Notes. Neither the Company nor the Trustee shall be responsible for the selection or use of this CUSIP Number, nor is any representation made as to its correctness or accuracy on the Notes or as indicated in this notice.

The definitions of certain terms used in calculating the Initial Conversion Rate, the initial Conversion Price and the initial Maximum Conversion Rate are set forth below.

“Conversion Price” means, as of any time at or after the determination of the Initial Conversion Rate, an amount equal to (A) one thousand dollars ($1,000) divided by (B) the Conversion Rate in effect at such time.

“Daily VWAP” means, for any VWAP Trading Day, the per share volume-weighted average price of the Ordinary Shares as displayed under the heading “Bloomberg VWAP” on Bloomberg page identified by “MAXN” (or such other ticker symbol for such Ordinary Shares) appended by the suffix “<EQUITY> AQR” (or, if such page is not available, its equivalent successor page) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such VWAP Trading Day (or, if such volume-weighted average price is unavailable, the market value of one Ordinary Share on such VWAP Trading Day, reasonably determined, using a volume-weighted average price method, by a nationally recognized independent investment banking firm selected by the Company. The Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

“Initial Conversion Rate” means a number of Ordinary Shares per $1,000 principal amount of Notes equal to the following amount (rounded down to the nearest fourth (4th) decimal place):

$1,000
(1 + Premium) × RP

where:

Premium = fifteen percent (15.00%); and

RP = the Maxeon Spin-Off Reference Price.

“Maxeon Spin-Off Reference Price” means the greater of (A) four dollars ($4.00); and (B) the average of the Daily VWAPs per Ordinary Share over the Note Valuation Period. The Maxeon Spin-Off Reference Price is approximately $15.8215 per Ordinary Share.

“Maximum Conversion Rate” initially means a number of Ordinary Shares per $1,000 principal amount of Notes equal to the amount (rounded down to the nearest fourth (4th) decimal place) obtained by dividing (A) $1,000 by (B) the Maxeon Spin-Off Reference Price; provided, however, that the Maximum Conversion Rate will be subject to adjustment in the same manner as, and at the same time and for the same events for which, the Conversion Rate is required to be adjusted pursuant to Section 5.05 of the Indenture.

“Note Valuation Period” means the fifteen (15) consecutive VWAP Trading Days beginning on, and including, the later of (A) the fifth (5th) VWAP Trading Day immediately after the Maxeon Spin-Off Distribution Date; and (B) the VWAP Trading Day immediately after the first date on which the Note Valuation Period Conditions Precedent have been satisfied.

Incorporation by Reference

This Form 6-K and the exhibits hereto shall be deemed to be incorporated by reference in the registration statements of the Company on Form S-8 (File No. 333-241709) and on Form F-3 (File No. 333-248564), each as filed with the Securities and Exchange Commission, to the extent not superseded by documents or reports subsequently filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

September 30, 2020	By:	/s/ Joanne Solomon
Joanne Solomon
Chief Financial Officer